Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

November 16, 2010

iPath®

iPath® Exchange Traded Note

Barclays

Global ETP Growth $1,200 3,500 3,000 $1,000 2,500 $800 2,000 $600 1,500 $400 1,000 $200 500 $0 - 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 Q2-10 ETF Assets Total $1 $1 $2 $5 $8 $18 $40 $74 $105 $142 $212 $310 $412 $566 $797 $711 $1,036 $1,026 # ETPs 3 3 4 21 21 31 35 106 219 297 358 884 1,519 2,111 2,567 All dollar figures in US $ billions. Source: Global ETF Research & Implementation Strategy Team, Blackrock, Bloomberg. “ETPs” or Exchange Traded Products includes exchange traded notes, funds and trusts. Data as at end Q2 2010

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What ar ETNs

Investment made easier: Barclays Note that trades on an exchange like a stock

Access story, more similar to Index funds or ETF5 than to structured notes

ETNs are designed to provide simple and transparent access to market benchmarks

ETNs

ETF5

Mutual Structured

Funds Notes

Swaps

Index Tracking Tracking Error

Credit Risk to issuer

Intraday Exchange Trading

Block Redemptions

Retail Investor Base

Transparent Pricing

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What are ETNs

Structure

Exchange traded notes issued by Barclays Bank PLC

Senior, unsecured debt

No principal protection

Performance

Linked to the return of the market benchmarks or strategies

Index performance less applicable fees and costs

Unlike ETFs, no underlying assets are held

Trading

Intraday trading flexibility like most equities / ETFs

Buy or sell anytime during market hours- trade at market price

Redemption

Redeem directly to Barclays Bank PLC

50,000 share block is typical minimum size to access redemption feature

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Benefits of ETNs Diversification Give exposure to hard to reach markets and strategies Add new asset classes with low correlations to traditional investments Granular as well as broad products to provide a portfolio tool kit Market Tracking Can track a market segment or component via one instrument Formulaic return based on Index performance minus applicable fees or costs, no tracking error Liquidity Listed on exchange Trade during market hours (‘short’ positions may be taken) Creation / redemption with any eligible counterparty iPath® 5

Global Opportunities

	Ticker	Yearly Fee[1]	Maturity Date
iPATH ALTERNATIVE ETNs			
iPath® Global Carbon ETN	GRN	0.75%	6/24/38
iPath® S&P 500 VIX Short-Term Futures™ ETN	VXX	0.89%	1/30/19
iPath® S&P 500 VIX Mid-Term Futures™ ETN	VXZ	0.89%	1/30/19
iPATH EMERGING MARKET ETN			
iPath® MSCI India Index℠ ETN[2]	INP	0.89%	12/18/36
iPATH EXCHANGE RATE ETNs			
iPath® EUR/USD Exchange Rate ETN	ERO	0.40%	5/14/37
iPath® GBP/USD Exchange Rate ETN	GBB	0.40%	5/14/37
iPath® JPY/USD Exchange Rate ETN	JYN	0.40%	5/14/37
iPATH FIXED INCOME ETNs			
iPath® US Treasury Steepener ETN	STPP	0.75%	8/13/20
iPath® US Treasury Flattener ETN	FLAT	0.75%	8/13/20
iPath® US Treasury 2-year Bull ETN	DTUL	0.75%	8/13/20
iPath® US Treasury 2-year Bear ETN	DTUS	0.75%	8/13/20
iPath® US Treasury 10-year Bull ETN	DTYL	0.75%	8/13/20
iPath® US Treasury 10-year Bear ETN	DTYS	0.75%	8/13/20
iPath® US Treasury Long Bond Bull ETN	DLBL	0.75%	8/13/20
iPath® US Treasury Long Bond Bear ETN	DLBS	0.75%	8/13/20
iPATH STRATEGY ETNs			
iPath® CBOE S&P 500 BuyWrite Index℠ ETN	BWV	0.75%	5/28/37
iPath® Optimized Currency Carry ETN	ICI	0.65%	1/28/38

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1. The investor fee is calculated cumulatively based on the Yearly Fee and the performance of the underlying index or currency exchange rate and increases each day based on the level of the index or currency exchange rate on that day. Because the investor fee reduces the amount of your return at maturity or upon redemption, if the value of the underlying index decreases or does not increase significantly (or, in the case of certain iPath Fixed Income ETNs, if the value of the underlying index increases or does not decrease significantly), you may receive less than the principal amount of your investment at maturity or upon redemption. For a more complete description of how the investor fee is calculated, please see the applicable product page and Pricing Supplement at www.iPathETN.com.

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Global Opportunities

	Ticker	Yearly Fee [1]	Maturity Date
iPATH COMMODITY ETNs			
Broad			
iPath® Dow Jones –UBS Commodity Index Total Return℠ ETN	DJP	0.75%	6/12/36
iPath® S&P GSCI ® Total Return Index ETN	GSP	0.75%	6/12/36
Sector			
iPath® Dow Jones –UBS Agriculture Subindex Total Return℠ ETN	JJA	0.75%	10/22/37
iPath® Dow Jones –UBS Energy Subindex Total Return℠ ETN	JJE	0.75%	10/22/37
iPath® Dow Jones –UBS Grains Subindex Total Return℠ ETN	JJG	0.75%	10/22/37
iPath® Dow Jones –UBS Softs Subindex Total Return℠ ETN	JJS	0.75%	6/24/38
iPath® Dow Jones –UBS Industrial Metals Subindex Total Return℠ ETN	JJM	0.75%	10/22/37
iPath® Dow Jones –UBS Livestock Subindex Total Return℠ ETN	COW	0.75%	10/22/37
iPath® Dow Jones –UBS Precious Metals Subindex Total Return℠ ETN	JJP	0.75%	6/24/38
Single Commodities			
iPath® Dow Jones –UBS Aluminum Subindex Total Return℠ ETN	JJU	0.75%	6/24/38
iPath® Dow Jones –UBS Cocoa Subindex Total Return℠ ETN	NIB	0.75%	6/24/38
iPath® Dow Jones –UBS Coffee Subindex Total Return℠ ETN	JO	0.75%	6/24/38
iPath® Dow Jones –UBS Copper Subindex Total Return℠ ETN	JJC	0.75%	10/22/37
iPath® Dow Jones –UBS Cotton Subindex Total Return℠ ETN	BAL	0.75%	6/24/38
iPath® Dow Jones –UBS Lead Subindex Total Return℠ ETN	LD	0.75%	6/24/38
iPath® Dow Jones –UBS Natural Gas Subindex Total Return℠ ETN [2]	GAZ	0.75%	10/22/37
iPath® Dow Jones –UBS Nickel Subindex Total Return℠ ETN	JJN	0.75%	10/22/37
iPath® Dow Jones –UBS Platinum Subindex Total Return℠ ETN [2]	PGM	0.75%	6/24/38
iPath® Dow Jones –UBS Sugar Subindex Total Return℠ ETN	SGG	0.75%	6/24/38
iPath® Dow Jones –UBS Tin Subindex Total Return℠ ETN	JJT	0.75%	6/24/38
iPath® Dow Jones –GSCI ® Crude Oil Total Return Index ETN	OIL	0.75%	8/14/36

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1. The investor fee is calculated cumulatively based on the Yearly Fee and the performance of the underlying index or currency exchange rate and increases each day based on the level of the index or currency exchange rate on that day. Because the investor fee reduces the amount of your return at maturity or upon redemption, if the value of the underlying index decreases or does not increase significantly (or, in the case of certain iPath Fixed Income ETNs, if the value of the underlying index increases or does not decrease significantly), you may receive less than the principal amount of your investment at maturity or upon redemption. For a more complete description of how the investor fee is calculated, please see the applicable product page and Pricing Supplement at www.iPathETN.com.
2. Closed to further issuance

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iPath Liquidity by the Numbers iPath lists on NYSE Arca Every product has an appointed specialist, required to post liquidity at all times Barclays is able to support block trading in depth for our client base 9 VXX record day as 9th most traded ticker on NYSE Platform* 12 Billion dollars of iPath traded in October 16 Registered Market Makers 75 Clients who have created or redeemed iPath ETNs 200 Billion dollars in total path trading since launch Source: Bloomberg / NYSE as of 1st November 2010. There is no guarantee that a secondary market in ETNs will exist. Past performance is not indicative of the future results. Includes New York Stock Exchange, NYSE Amex and NYSE Arca iPath® 8

iPath® Mechanics of iPath® US Treasury iPath® 9

Product Suite Summary


Steepener iPath STPP
Flattener iPath FLAT
2Y/10Y Curve Index
2Y Bull iPath DTUL
2Y Bear iPath DTUS
2Y Futures Index
10Y Bull iPath DTYL
10Y Bear iPath DTYS
10Y Futures Index
Long Bond Bull iPath DLBL
Long Bond Bear iPath DLBS
Long Bond Futures Index

The ETNs provide exposure to changes in US Treasury yields or the US Treasury yield curve

- Suite of 8 rates iPath ETNs that provide exposure via a notional investment in US Treasury Futures contracts:
  - Allows investors to position for increases or decreases at specific points on the yeild curve
  - Allows investors to capture potential gains from a “steepening” or “flattening” of the yield curve
- Each ETN targets (but does not guarantee) a fixed return of $0.10 for every basis point change in the applicable yield or relative differences in yields
  - Inception value of $50 per ETN
- Each ETN targets an fixed sensitivity to changes in yields, forming building blocks for curve strategies

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* Please see the applicable prospectus for a description of how the relevant US Treasury yield is calculated in relation to the performance of the Treasury futures contracts underlying the relevant index (or, as applicable, the relative “steepness” or “flatness” of the yield curve), and the corresponding risk of an investment in the ETNs.

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Sketch of Index Mectaanics The Indices track weighted positions in 2Y, 1 OY and Long bond US treasury futures contracts Each Index targets (but does not guarantee) a 1.00 change in index level for each 1 bp change in the relevant yield or 2Y/1 OY yield spread • e.g. 2Y Index targets a decrease of 1.00 in Index Level if the yield of the prevailing CTD note for the underlying 2-year futures contract increases by 1 basis point (bp) Treasury futures contract weightings: • Calculated and re-weighted monthly to maintain the target exposure to changes in yields • Rolled quarterly from front to next contract over a 3 day period before the delivery month Index levels are calculated using the CBOT closing prices for the relevant futures contracts MONTHLY FUTURES WEIGHTING Target 1.00 change in index level for each bp change in yield / spread Identify CTD Price and characteristics of current Cheapest to Deliver bond for each applicable futures contract identified Weight Calculate futures contract weightings according to prevailing futures contract price and modified duration of CTD note/bond Cycle Monthly Future re-weighting, quarterly roll of Futures contracts * Please see the applicable prospectus for a description of how the relevant Index levels and weightings are calculated in relation to the prices of Treasury futures contracts underlying the relevant index (as well as the CTD bonds), as well as the mechanics of futures rolling and other important details and risk factors iPAth ® 11

ETN Closing Indicative Note Value Calculation* Yesterday’s ETN Value Plus Published end-of-day to independent market data providers such as Bloomberg. 1. Index Performance Times Each ETN is linked to an underlying Index and the daily change in Index level is incorporated in the ETN return 2. Index Multiplier Plus Fixed multiplier of either +$0.1 0 or -$0.10 converts index performance into changes in the ETN value 3. Daily Interest minus 4. Daily Fee Equals Each ETN accrues fees on a daily basis at 0.75% p.a.** Today’s ETN Value The strike price for any redemption or creation orders for that day * Investors should refer to the relevant prospectus for further details on how the ETN value is calculated, as well as for other important details and risk factors. ** In addition, on each “roll day” for the relevant Treasury futures contracts underlying the Index, either $0.005 or $0.01 will be charged and deducted from the closing indicative note value of each ETN. See the applicable prospectus for more details. iPAth ® 12

iPAth ® Drivers of the yield curve; applications of ETNs iPAth ® 13

Examples of Technical and Fundamental Drivers of the Yield Curve Fundamental Factors Effect on Yield Curve U.S. Monetary Policy A relatively steep yield curve over a particular period may reflect expectations of future increases in short-term deposit rates such as the federal funds target rate over the period. The yield curve tends to steepen when the Federal Reserve cuts the Target rate as the longer-term rates remain relatively unaffected. Conversely, the yield curve tends to flatten when the Federal Reserve increases the Target rate. Business Cycle The yield curve tends to steepen during the early stages of a macroeconomic downturn, and flatten during the recovery stages. The curve may “invert” near the peak of an expansion (i.e., the yields available for shorter-term Treasury securities may temporarily exceed the yields available for longer-term Treasury securities) Inflation Expectations The yield curve tends to be steep over periods in which the inflation rate is expected to be significantly higher in the longer-term as compared to the shorter-term, leading investors to demand higher yields for longer-term US Treasury securities relative to shorter-term Treasury securities. In contrast, the yield curve tends to be flatter over periods in which the longer-term and current or shorter-term inflation expectations are relatively more aligned. Technical Factors Effect on Yield Curve Treasury Supply Unanticipated timing or volume of a particular issuance of U.S. Treasury securities can affect the shape of the yield curve. Treasury Demand Aggregated demand for US Treasury securities around specific maturity points can vary significantly with factors such as US pension fund investment requirements and related regulations affecting the shape of the yield curve. As described in the “Risk Factors” section of the applicable prospectus, movements in the yield curve are highly unpredictable and may deviate, even significantly, from the trends described above. Investors must make their independent assessments as to the future direction of the yield curve. The trends described above are illustrative only and there is no guarantee that these trends will be observed during the term of the ETNs. iPAth ® 14

Portfolio Applications of the iPath Steepener I Flattener ETNs The iPath Steepener /Flattener ETNs offer investors the opportunity to implement their yield curve views using an exchange-traded investment product, and potential applications include: Access a particular fixed income strategy for additional portfolio diversification Execute tactical views regarding expectations of yield curve steepness or flatness (including on an intraday basis) Implement a particular steepener/flattener strategy based on expectations of future economic cycles Implement a particular hedging strategy, adjusting the sensitivity of a portfolio to changes in the yield curve shape or mitigating the effects of a steepening or flattening of the yield curve. An investor’s outlook on various macroeconomic factors will most likely influence whether a steepener or flattener strategy will be implemented in a portfolio. For example, expectations surrounding actions taken by the Federal Reserve with respect to monetary policy, and expectations regarding the direction of the inflation rate, constitute just two of the many driving forces behind whether a flattener or steepener strategy is put into place. iPAth ® 15

Historical 2Y / bY Curve Index Performance Steepener or flattener positions can provide portfolio diversification and an additional source of market returns Monthly Correlations*: • -1 2% with the S&P 500 Total Return Index • -13% with the S&P GSCI Total Return Index -58% with Barclays 20-i-Year US Treasury Total Return Index Index Performance and CTD Yield Spread Index Level 300 250 200 150 100 50 0 -50 -100 10-year / 2- year spread 2.5% 2.0% 1.5% I.U/o 3.0% 0.5% 0.0% -0.5% -1.0% Apr-99 Apr-00 Apr-01 Apr-02 Apr-03 Apr-04 Apr-05 Apr-06 Apr-07 Apr-08 Apr-09 Apr-10 —2Y / 10Y Curve Index Level —2-year / 10-year Spread Source: Barclays Capital Past performance is not indicative offuture results *Correlations of the Barclays Capital US Treasury 2Y / 1OY Yield Curve IndexTM to certain selected market benchmark Indices. Calculated using monthly returns data from 1/1/2000 to 7/30/2010. Correlation of absolute changes in index level with percent changes in market benchmarks. Please see the section “Historical Performance of the Index” in the applicable prospectus for important notes regarding Index back-tested iPAth ® 16

Disclaimer An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free I -877-76-iPATH, or you may request a copy from any other dealer participating in the offering. BlackRock Fund Distribution Company assists in the promotion of the Securities. iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors. The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses. The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units, applicable to all holders, at the time the reduction becomes effective. iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions. I PAth® 17

Disclaimer (continued)

An investment in iPath ETNs linked to the performance of the Barclays Capital US Treasury 2Y/10Y Yield Curve Index is subject to risks associated with fluctuations, particularly a decline (or, in the case of iPath ETNs inversely linked to the performance of the index, an increase) in the value of the index. The market value of the ETNs may be influenced by many unpredictable factors.

There is no guarantee that the index level will decrease or increase by 1.00 point for every 0.01% decrease or increase, respectively, in the difference between the 2-year yield and the 10-year yield. Market prices for 2-year and 10-year Treasury futures contracts may not capture precisely the underlying changes in the 2-year yield and the 10-year yield. The index calculation methodology uses the mathematical approximation of modified duration, which has certain limitations in approximating the relationship between Treasury note prices and yields. Additionally, the index's weights are rebalanced on a monthly basis only and such weightings may not be optimal on any given index business day. For a description of additional risks of investing in the ETNs, see "Risk Factors" in the applicable prospectus.

An investment in iPath ETNs linked to the performance of any of the Barclays Capital 2Y US Treasury Futures Targeted Exposure Index, the Barclays Capital 10Y US Treasury Futures Targeted Exposure Index or the Barclays Capital Long Bond US Treasury Futures Targeted Exposure Index is subject to risks associated with fluctuations, particularly a decline (or, in the case of iPath ETNs inversely linked to the performance of any of such indices, an increase) in the value of the respective index. The market value of the ETNs may be influenced by many unpredictable factors.

There is no guarantee that the respective index level will increase or decrease by 1.00 point for every 0.01% decrease or increase, respectively, in the 2-year, 10-year or Long-Bond yield, as the case may be. Market prices for 2-year, 10-year or Long-Bond Treasury futures contracts may not capture precisely the underlying changes in the 2-year, 10-year and Long-Bond yields, respectively. The index calculation methodology uses the mathematical approximation of modified duration, which has certain limitations in approximating the relationship between Treasury note prices and yields. Additionally, the index's weights are rebalanced on a monthly basis only and such weightings may not be optimal on any given index business day. For a description of additional risks of investing in the ETNs, see "Risk Factors" in the applicable prospectus.

"Barclays Capital US Treasury 2Y/10Y Yield Curve Index", "Barclays Capital 2Y US Treasury Futures Targeted Exposure Index", "Barclays Capital 10Y US Treasury Futures Targeted Exposure Index" and "Barclays Capital Long Bond US Treasury Futures Targeted Exposure Index" are trademarks of Barclays Bank PLC.

© 2010 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

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